UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

16 November 2021

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Diageo Capital Markets Day

Diageo outlines drivers of competitive advantage for sustainable long-term growth and provides medium-term guidance ahead of historical growth rates

●	New medium-term guidance: expecting organic net sales growth in a range of 5% to 7% and organic operating profit growth in a range of 6% to 9% for fiscal 23 to fiscal 25.
●	Introducing ambition to achieve a 50% increase in total beverage alcohol (TBA) market value share, from 4% in 2020,[1] to 6% by 2030.
●	Expecting strong organic net sales growth of at least 16% in the first half of fiscal 22 and organic operating profit growth ahead of organic net sales growth.

Today, Diageo is hosting its biennial Capital Markets Day in London. Ivan Menezes, Chief Executive, and the executive leadership team will discuss how Diageo is successfully executing its strategy to deliver consistent, sustainable growth. The executive leadership team will highlight Diageo's competitive advantages and how its people and culture are delivering on its ambition to be one of the best performing, most trusted and respected consumer products companies in the world.

Ivan Menezes, Chief Executive, Diageo:
"Since our last Capital Markets Day, we have continued to invest in our brands, sharpened our focus on accelerating growth and quickly responded to shifts in consumer behaviour. We have also launched 'Society 2030: Spirit of Progress', our ten-year sustainability action plan, building on our strong track record of doing business the right way, from grain to glass.

Our culture of everyday efficiency is embedded in our business and we continue to challenge ourselves to achieve more. In fiscal 21, despite the challenges created by Covid-19, we delivered strong organic net sales growth, drove an improvement in organic operating margin and delivered strong cash flows, while continuing to invest in long-term sustainable growth.

We believe our sales growth trajectory has accelerated, underpinned by the strength of our advantaged position across geographies, categories and price tiers. TBA is a large, growing and attractive sector of which Diageo currently has a 4% value share. With continued investment in marketing, digital capabilities and our people, we have significant headroom for growth. This gives us the confidence that we can grow Diageo's value share of TBA from 4% in 2020,1 to 6% by 2030."

Lavanya Chandrashekar, Chief Financial Officer, Diageo:
"Our focus on everyday efficiency enables us to continue to increase investment in our brands and strategic growth initiatives, while underpinning organic operating margin improvement.

This self-sustaining growth model gives us confidence that we can accelerate our organic net sales  growth within a range of 5% to 7% for fiscal 23 to fiscal 25. This compares to growth of 4% to 6% in fiscal 2017 to fiscal 2019. While we expect inflationary pressures to increase, we also expect to benefit from operating leverage, premiumisation, revenue growth management and productivity gains. As a result, we expect organic operating profit to grow sustainably in a range of 6% to 9% for fiscal 23 to fiscal 25.

As we announced in our AGM statement, we have made a strong start to fiscal 22. We are delivering organic net sales growth across all regions, as we benefit from resilience in the off-trade and continued recovery in the on-trade. This is benefitting organic operating margin, despite rising inflationary pressures, which are partly due to supply chain constraints. We expect organic net sales growth of at least 16% in the first half of fiscal 22 and organic operating profit growth ahead of organic net sales growth. We expect the strong growth momentum in the first half of fiscal 22 to continue through the remainder of the fiscal year. However, in the second half of fiscal 22 we will be lapping a tougher comparator."

Copies of the materials from today's Capital Markets Day will be available on www.diageo.com.

For further information please contact:

Investor relations:
Durga Doraisamy                                                              +44 (0) 7902 126 906
Lucinda Baker                                                                    +44 (0) 7974 375 550
Belinda Brown                                                                   +44 (0) 7590 810 246

Media relations:
Dominic Redfearn                                                            +44 (0) 7971 977 759
Jessica Rouleau                                                                 +44 (0) 7925 642 561

About Diageo
Diageo is a global leader in beverage alcohol with an outstanding collection of brands including Johnnie Walker, Crown Royal, JeB, Buchanan's and Windsor whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company whose products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com, for information, initiatives and ways to share best practice.

Celebrating life, every day, everywhere.

Cautionary statement concerning forward-looking statements
This document contains 'forward-looking' statements, including statements related to new medium term guidance, future Total Beverage Alcohol market share ambitions and Diageo's expectations of performance for the six months ending 31 December 2021.  Forward-looking statements can be identified by the fact that they do not relate only to historical or current facts.  In particular, forward-looking statements include all statements that express forecasts, expectations, plans, outlook, objectives and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of changes in interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, expected investments, the completion of any strategic transactions or restructuring programmes, anticipated tax rates, changes in the international tax environment, expected cash payments, outcomes of litigation or regulatory enquiries, anticipated changes in the value of assets and liabilities related to pension schemes and general economic conditions.  By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  There are a number of factors (including those set out under "Our principal risks and risk management" in Diageo's Annual Report and under "Risk Factors" in Diageo's Annual Report on Form 20-F filed with the US Securities and Exchange Commission for the year ended 31 June 2021) that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control.  Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made.  Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based.

An explanation of non-GAAP measures, including organic movements, is set out on page 74 of Diageo's Annual Report for the year ended 30 June 2021.

Diageo plc LEI: 213800ZVIELEA55JMJ32

[1] IWSR,  Diageo's 2020 Retail Sales Value (RSV) % Share of Total Beverage Alcohol (TBA) Market

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 16 November 2021

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary